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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                              (Amendment No. 1)(1)

                             Objectsoft Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  674427 40 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 30, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-(c)

          [_]  Rule 13d-1(d)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 674427 40 6                 13G                    Page 2 of 7 Pages
         -----------------------                                 ---  ---
--------------------------------------------------------------------------------

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Hudson Venture Associates LLC
          13-392 7192

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


          Delaware

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           291,577
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         291,577
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           291,577(1)
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          6.8%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

       OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 674427 40 6                 13G                    Page 3 of 7 Pages
         -----------------------                                 ---  ---
--------------------------------------------------------------------------------

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Jay N. Goldberg

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


          United States

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           291,577
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         291,577
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           291,577(1)
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        6.8%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

       IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 674427 40 6                 13G                    Page 4 of 7 Pages
         -----------------------                                 ---  ---
--------------------------------------------------------------------------------

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Lawrence A. Howard

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           291,577
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         291,577
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           291,577(1)
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        6.8%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

       IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 674427 40 6                 13G                    Page 5  of 7 Pages
          --------------------                                   ---   ---
--------------------------------------------------------------------------------


ITEM 1(A).  NAME OF ISSUER:

            ObjectSoft Corporation

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            Continental Plaza III
            433 Hackensack Avenue
            Hackensack, New Jersey 07601

ITEM 2(A).  NAME OF PERSON FILING:

            This statement is filed on behalf of the following persons (collectively, the "Reporting Persons"):

            i)       Hudson Venture Associates LLC ("Hudson")
            ii)      Jay N. Goldberg; and
            iii)     Lawrence A. Howard.

            This statement relates to the shares of common stock of ObjectSoft Corporation held by Hudson. Messrs. Goldberg and Howard are the only members of Hudson.

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            Principal business address of each Reporting Person:

            660 Madison Avenue
            New York, New York 10021

ITEM 2(C).  CITIZENSHIP:

            Hudson is a limited liability corporation organized under the laws of the State of New York. Messrs. Goldberg and Howard are United States Citizens.

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

            Common Stock, par value $0.0001 per share

ITEM 2(E).  CUSIP NUMBER:

            674427 40 6

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

            Not Applicable

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CUSIP No. 674427 40 6                 13G                    Page 6  of 7 Pages
          --------------------                                   ---   ---
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ITEM 4.    OWNERSHIP.

          (a) Amount beneficially owned as of December 31, 1999: Each of the Reporting Persons may be deemed to be the beneficial owner of 291,577 shares of common stock of ObjectSoft Corporation. Includes 58,333 shares which are subject to currently exercisable warrants held by the Reporting Persons. (1)

           (b)  Percent of class:  6.8%

           (c)  Number of shares as to which each Reporting Person has:

               (i)   Sole power to vote or direct the vote: 291,577

               (ii)  Shared power to vote or direct the vote:    0

               (iii) Sole power to dispose or direct the disposition of: 291,577

               (iv)  Shared power to dispose or direct the disposition of:  0

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Not Applicable

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not Applicable

------------------
         (1) The Reporting Persons acquired shares of Series G Preferred Stock, (the "Preferred Stock") of the Issuer pursuant to a subscription agreement, dated as of December 30, 1999 (the "Subscription Agreement"). Pursuant to the Subscription Agreement, Hudson purchased 5,000 shares of Preferred Stock and 50,000 warrants to purchase Common Stock (the "Warrants"). The number of shares of Common stock to be received by the Reporting Persons upon the conversion of the Preferred Stock is dependent upon the market price of the Common Stock. Each share of the Preferred Stock may be converted to Common Stock by dividing the "purchase price" ($100.00 per share) by the "conversion price". The "conversion price" equals the lesser of (a) $2.6875 or (b) the average of the two lowest closing bid prices of the Common Stock during the 20 day trading period immediately preceding the conversion date (the "Lookback Period"). (The Lookback Period is increased by two trading days on the last trading day of each month, starting on the first day of the fourth month from the first closing of the issuance of the Preferred Stock, until the Lookback Period equals a maximum of thirty trading days.) The shares of Preferred Stock may not be converted until the earlier of (i)March 29, 2000 and (ii) the effective date of the registration statement covering the resale of the Common Stock, and thereafter only one-third of a holder's acquired shares of Preferred Stock may be converted, on a cumulative basis, during each 30 day period. As a result of this formulation, the actual number of shares of Common Stock to be issued upon conversion of the Preferred Stock cannot be determined at this time. The number of shares of common Stock issuable to Hudson at any time upon conversion may not exceed the number of shares which, when aggregated with all other shares of Common Stock then owned of record by Hudson or which Hudson may acquire within 60 days upon exercise of any outstanding options or warrants of the Issuer, would result in Hudson owning, in aggregate, more than 9.99% of all of the Issuer's outstanding Common Stock on the date of conversion.

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CUSIP No. 674427 40 6                 13G                    Page 7  of 7 Pages
          --------------------                                   ---   ---
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ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not Applicable

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           Not Applicable


ITEM 10. CERTIFICATION.

         By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 10, 2000                HUDSON VENTURE ASSOCIATES LLC

                                          By: /s/ Lawrence A. Howard
                                             -----------------------------------
                                             Name:  Lawrence A. Howard
                                             Title: Manager


Dated:   February 10, 2000                By: /s/ Jay N. Goldberg
                                             -----------------------------------
                                             Jay N. Goldberg


Dated:   February 10, 2000                By: /s/ Lawrence A. Howard
                                             -----------------------------------
                                             Lawrence A. Howard